UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated April 27, 2015: Globus Maritime Limited Reports Financial Results for the Quarter and Year Ended December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 28, 2015

GLOBUS MARITIME LIMITED

By:	/s/ George Karageorgiou
Name:	George Karageorgiou
Title:	Chief Executive Officer

Exhibit 99.1

Globus Maritime Limited reports financial results for the quarter and year ended December 31, 2014

Athens, Greece, April 27, 2015, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter and year ended December 31, 2014.

Financial Highlights

	Three months ended December 31,		Year ended December 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2014	2013	2014	2013
Net revenue (1)	4,381	6,885	22,124	26,542
Adjusted EBITDA (2)	1,430	3,923	9,938	14,115
Total comprehensive income	3,175	4,298	3,212	5,677
Basic & diluted income per share(3)	0.30	0.40	0.29	0.52
Impairment reversal	3,954	2,710	2,240	1,679
Total comprehensive (loss)/income adjusted for impairment reversal	(779)	1,588	972	3,998
Basic & diluted (loss)/earnings per share adjusted for impairment reversal(3)	(0.08)	0.14	0.07	0.36
Time charter equivalent rate (TCE)	5,907	10,187	7,969	9,961
Average operating expenses per vessel per day	4,335	4,873	4,432	4,580
Average number of vessels	7.0	7.0	7.0	7.0

(1)

Net revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2)

Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures.

(3)

Adjusted for preferred dividends declared during the period under consideration.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of four Supramax, two Panamax and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Energy Globe (formerly called Jin Star)	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Weighted Average Age: 8.1 Years at December 31, 2014					452,886

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Management Commentary

George Karageorgiou, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, commented:

“The dry bulk rate environment has remained challenging. To the surprise of many in the industry, the typically strong fourth quarter underperformed expectations, and, as a result, it affected our financial performance. With a high percentage of our vessels in the weak spot market in 2014, the average time charter rates by our vessels amounted to $7,969 per vessel per day, a 20% decrease when compared to 2013, and our adjusted EBITDA decreased by 30% to $9.9 million. Still, in this difficult market, we continue to maintain our focus on operational and commercial efficiency achieving a 99.5% fleet utilization for the year, and our average daily operating expenses during 2014 continued to be among the lowest in the industry at $4,432 per vessel. At the same time, we continued to pay our obligations on time and have lowered our debt to $84.6 million from $91.5 million.

"Although the dry bulk market has remained depressed in the first quarter of 2015 and the Baltic Dry Index is currently at levels last seen 30 years ago, we expect rates to improve somewhat this year particularly in the fourth quarter on the back of increased Brazilian iron ore cargoes to Asia. In addition to excess supply, another factor that kept rates low in the fourth quarter 2014 was lack of ton mile demand growth. Despite the fact that iron ore imports to China showed year over year improvement, there was no ton mile improvement with the iron ore being shipped from Australia rather than Brazil. The fact that freight rates are at these low levels have eased the concern for a rise in the order book and have accelerated the scrapping of older tonnage.

“Based on our cash flow projections for the year ending December 31, 2015, cash on hand and projected cash flows from operating activities, which incorporate our most prudent assumptions over the freight rates for the remaining of the year, might not be sufficient for us to be in compliance with the minimum liquidity requirement contained in certain of our loan and credit facilities or to cover scheduled debt payments due in 2015. We are currently planning to improve our liquidity position through restructuring our loan and credit arrangements and to finance our operations through the sale of equity, including a potential rights offering, incurring debt, or other financing alternatives.”

Management Discussion and Analysis of the Results of Operations

Fourth quarter of the year 2014 compared to the fourth quarter of the year 2013

Total comprehensive income for the fourth quarter of the year 2014 amounted to $3.2 million or $0.30 basic earnings per share based on 10,240,888 weighted average number of shares. If adjusted for the $4.0 million impairment reversal, total adjusted comprehensive loss for the period becomes $0.8 million or 0.08 basic loss per share.

Total comprehensive income for the fourth quarter of the year 2013 amounted to $4.3 million or $0.40 basic earnings per share based on 10,223,804 weighted average number of shares. If adjusted for the $2.7 million impairment reversal, total adjusted comprehensive income for the period becomes $1.6 million or 0.14 basic earnings per share.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the fourth quarter of 2014 compared to the fourth quarter of 2013 (expressed in $000’s):

4th Quarter of 2014 vs 4th Quarter of 2013

Net income for the 4th Quarter of 2013	4,298
Decrease in Revenue	(2,073)
Increase in Voyage expenses	(431)
Decrease in Vessels operating expenses	297
Increase in Depreciation of dry docking costs	(95)
Decrease in Administrative expenses	209
Decrease in Administrative expenses payable to related parties	9
Increase in Share-based payments	(392)
Increase in impairment reversal	1,244
Decrease in Other income, net	(112)
Decrease in interest income from bank balances & deposits	(1)
Decrease in Gain from derivative financial instruments	(134)
Decrease in Interest expense and finance costs	297
Increase in Foreign exchange gains	59
Net income for the 4th Quarter of 2014	3,175

Revenue

During the three month period ended December 31, 2014 and 2013 our Revenue reached $5.5 million and $7.5 million respectively. The 27% decrease in Revenue was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the fourth quarter of 2014 compared to the same period in 2013. Time Charter Equivalent rate (TCE) for the fourth quarter of 2014 amounted to $5,907 per vessel per day against $10,187 per vessel per day during the same period in 2013 corresponding to a decrease of 42%.

Voyage expenses

Voyage expenses increased by $0.5 million to $1.1 million during the three month period ended December 31, 2014 from $0.6 million during the respective period in 2013. During the fourth quarter of 2014, voyage expenses included approximately $0.7 million attributed to the cost of bunkers consumed during periods that our vessels were travelling seeking employment, against $0.2 million during the same period in 2013.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.3 million or 11% to $2.4 million during the three month period ended December 31, 2014 compared to $2.7 million during the respective period in 2013. The breakdown of our operating expenses for the quarters ended December 31, 2014 and 2013 was as follows:

	2014	2013
Crew expenses	57%	50%
Repairs and spares	14%	24%
Insurance	8%	9%
Stores	11%	9%
Lubricants	6%	6%
Other	4%	2%

Average daily operating expenses during the three month period ended December 31, 2014 and 2013 were $4,335 per vessel per day and $4,873 per vessel per day respectively corresponding to a decrease of 11%.

Amortization of fair value of time charter attached to vessels

Amortization of the fair value of the time charter attached to vessels during both the three month period ended December 31, 2014 and 2013 amounted to $0.2 million and referred to the fair value of the time charter attached to the vessel m/v Sun Globe, acquired during the second half of 2011, which was amortized on a straight line basis over the remaining period of the time charter. The vessel was redelivered during January 2015.

Impairment reversal

During the quarter ended December 31, 2014 we recognized an impairment reversal of $4.0 million with reference to the vessel m/v Tiara Globe. As of December 31, 2014 the Company decided that the vessel no longer met the criteria to be classified as held for sale and was subsequently measured at its recoverable amount at that date of $13.6 million, resulting in an impairment reversal for the fourth quarter of 2014 of $4.0 million. As of December 31, 2013, m/v Tiara Globe, classified as held for sale, was measured at fair value of $11.8 million, less estimated cost to sell of $0.4 million, which resulted in a gain of $2.7 million when compared to its fair value less costs to sell as of September 30, 2013.

Interest expense and finance costs

Interest expense and finance costs decreased by $0.3 million to $0.5 million during the Fourth quarter of 2014 from $0.8 million during the respective period in 2013, mainly due to the termination of both our five year swap agreements during November 2013.The weighted average interest rate on our debt outstanding during the third quarter of 2014 reached 2.15% compared to 3.07% during the same period last year including the effect from our interest rate swap agreements in effect at that time. Our average debt outstanding during the fourth quarter of 2014 was $83.5 million compared to $93.2 million during the same period last year.

Gain on derivative financial instruments

Gain or loss on derivative financial instruments referred to the changes on the fair market value of our interest swap agreements, the valuation of which was affected by the prevailing interest rates at that time. Both our interest rate swap agreements entered back in 2008 of a total notional amount of $25.0 million, reached their maturity during November 2013.

Liquidity and capital resources

Net cash generated from operating activities for the three month period ended December 31, 2014 and 2013 was $0.2 million and $3.4 million, respectively. The 94% decrease, was mainly attributed to the 64% decrease in our adjusted EBITDA from $3.9 million during the fourth quarter of 2013 to $1.4 million during the fourth quarter of 2014, the cost of m/v Sky Globe’s Dry-dock of $0.7 million performed during the fourth quarter of 2014 and $0.5 million unfavorable working capital movement during the fourth quarter of 2014 when compared to the respective period last year that was partially set-off by approximately $0.5 million increase in share based payments and foreign exchange gains from operations.

Net cash used in financing activities during the three month period ended December 31, 2014 amounted to $0.1 million and consisted of $5.4 million of debt repayment $0.4 million of interest and other finance costs less $5.7 million cash inflow with respect to the Firment facility. Net cash used in financing activities during the three month period ended December 31, 2013 amounted to $3.3 million and consisted of $5.4 million of scheduled loan installments, $0.9 million of interest and other finance costs paid less $1.0 million corresponding to the release of a pledged deposit associated to the maturity of our interest rate swap agreements and $2.0 million cash inflow with reference to the Firment Facility.

Year ended December 31, 2014 compared to the year ended December 31, 2013

Total comprehensive income for the year 2014 amounted to $3.2 million or $0.29 basic earnings per share based on 10,234,361 weighted average number of shares.  If adjusted for the $2.2 million impairment reversal, total adjusted comprehensive income for the period becomes $1.0 million or 0.07 basic earnings per share.

Total comprehensive income for the year 2013 amounted to $5.7 million or $0.52 basic earnings per share based on 10,215,997 weighted average number of shares. If adjusted for the $1.7 million impairment reversal recognized during the year 2013, total adjusted comprehensive income for the period becomes $4.0 million or $0.36 basic earnings per share.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the year 2014 compared to the total comprehensive income during the year 2013 (expressed in $000’s):

Year 2014 vs Year 2013

Net income for the year 2013	5,677
Decrease in Revenue	(3,056)
Increase in Voyage expenses	(1,362)
Decrease in Vessels operating expenses	324
Increase in Depreciation	(2)
Increase in Depreciation of dry docking costs	(140)
Decrease in Amortization of fair value of time charter attached to vessels	515
Decrease in Administrative expenses	196
Decrease in Administrative expenses to related parties	98
Increase in Share-based payments	(249)
Increase in Impairment reversal	561
Increase in other expenses, net	(128)
Decrease in Interest income from bank balances & deposits	(29)
Decrease in Gain from Derivative financial instruments	(738)
Decrease in Interest expense and finance costs	1,434
Increase in Foreign exchange gains, net	111
Net income for the year 2014	3,212

Revenue

During the year ended December 31, 2014 and 2013 our Revenue reached $26.4 million and $29.4 million respectively. The 10% decrease in Revenue was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the year 2014 compared to the year 2013. Time Charter Equivalent rate (TCE) for the year under discussion amounted to $7,969 per vessel per day against $9,961 per vessel per day during the year 2013 corresponding to a decrease of 20%.

Voyage expenses

Voyage expenses increased by $1.4 million and reached $4.3 million during the year 2014, from $2.9 million during 2013. Voyage expenses during 2014 included $2.7 million, attributed to the cost of bunkers consumed during periods that our vessels were travelling seeking employment compared to $1.4 million during 2013.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, during the years 2014 reached $9.7 million compared to $10.0 million during 2013. The breakdown of our operating expenses for the years 2014 and 2013 was as follows:

	2014	2013
Crew expenses	56%	51%
Repairs and spares	15%	21%
Insurance	10%	10%
Stores	10%	9%
Lubricants	6%	7%
Other	3%	2%

Average daily operating expenses during the years 2014 and 2013 were $4,432 per vessel per day and $4,580 per vessel per day respectively corresponding to a decrease of 3%.

Amortization of fair value of time charter attached to vessels

Amortization of fair value of time charter attached to vessels during the years 2014 and 2013 were $0.7 and $1.3 million respectively. Amortization refers to the fair value of above the market time charters attached to the vessels m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters. The time charters attached to m/v Sun Globe and m/v Moon Globe expired during January 2015 and June 2013 respectively.

Impairment reversal

During the year ended December 31, 2014 we recognized an impairment reversal of $2.2 million with reference to the vessel m/v Tiara Globe. As of December 31, 2014 the Company decided that the vessel no longer met the criteria to be classified as held for sale and was subsequently measured at its recoverable amount at that date of $13.6 million resulting in an impairment reversal of $2.2 million for the year under consideration. As of December 31, 2013, m/v Tiara Globe, classified as held for sale, was measured at fair value of $11.8 million, less estimated cost to sell of $0.4 million, less deferred dry-docking costs of $0.8 million, which resulted in a gain of $1.7 million when compared to the fair value less costs to sell as of December 31, 2012.

Interest expense and finance costs

Interest expense and finance costs decreased by $1.5 million to $2.1 million during the year 2014 from $3.6 million during the previous year mainly due to the termination of both our five year swap agreements during November 2013 and the decrease in our average debt outstanding during the year 2014 of $88.0 million compared to the average debt outstanding during the year 2013 of $98.7 million. The weighted average interest rate during the year 2014 reached 2.22% compared to 3.14% during the year 2013 including the effect from our interest rate swap agreements in effect at that time.

Gain on derivative financial instruments

Gain or loss on derivative financial instruments referred to the changes on the fair market value of our interest swap agreements, the valuation of which was affected by the prevailing interest rates at that time. Both our interest rate swap agreements entered back in 2008 of a total notional amount of $25.0 million, reached their maturity during November 2013.

Liquidity and capital resources

As of December 31, 2014, our cash and bank balances and bank deposits were $6.1 million and we had $0.5 million available and undrawn facility with respect to the Firment Credit Facility agreement.

Net cash generated from operating activities for the year 2014 and 2013 was $9.5 million and $12.4 million, respectively. The 23% decrease, was mainly attributed to the 30% decrease in our Adjusted EBITDA from $14.1 million achieved during 2013 to $9.9 million during 2014, and to the increase by $0.7 million of the dry-docking costs incurred during the year 2014 compared to the year 2013, while the aforementioned effects were reduced by an improved working capital movement amounting to $1.6 million during 2014 when compared to the year 2013 and an increase of approximately $0.4 million of share based payments and foreign exchange gains from operations.

Net cash used in financing activities during the year 2014 amounted to $9.3 million and consisted of $12.4 million of debt repayment, $2.0 million of interest and other finance costs, $0.4 million of preferred dividend paid less $5.5 million cash inflow with respect to the Firment facility. Net cash used in financing activities during the year 2013 amounted to $17.1 million and consisted of $16.4 million of debt repayment, $3.5 million of interest and other finance costs paid and $0.2 million of preferred dividends, less $1.0 million corresponding to the release of a pledged deposit associated to the maturity of our interest rate swap agreements and $2.0 million cash inflow with reference to the Firment facility.

Indebtedness

As of December 31, 2014 and 2013, we and our vessel-owning subsidiaries had outstanding borrowings under our Credit Facility with Credit Suisse, the Loan agreement with Commerzbank AG, the Loan agreement with DVB Bank and our Firment Credit Facility of an aggregate of $84.6 million and $91.5 million respectively.

Amendments to the Credit Suisse revolving credit facility

During March 2014, the Company reached an agreement with Credit Suisse on permanently revising certain terms of our Credit Facility as listed below.  The Company agreed with Credit Suisse that:

•

The Company must maintain cash and cash equivalents of not less than $5.0 million conditional on the Company not declaring and paying dividends to common shareholders. In the event of dividend payment, the Company must maintain cash and cash equivalents of not less than $7.0 million and will have to maintain such amount during a continuous period of at least three months following the dividend payment, upon which the minimum amount will be reduced to the $5.0 million requirement.

•

From March 31, 2014 onwards the Credit Facility will bear interest at LIBOR plus a margin of 1.20%.

•

The Company is prohibited from paying dividends to the holders of preferred shares in an amount that will exceed $0.5 million per fiscal year when cash and cash equivalents of the Company are less than $7.0 million.

During December 2014, Globus reached an agreement with the lender on certain amendments to the terms of the credit facility signed on February 25, 2015, valid for the period from December 31, 2014 to November 30, 2015 the end of the security period as listed below:

•

The ratio of the Company’s consolidated market adjusted net worth to its total assets not being less than 15%.

•

During the period from January 1, 2015 to November 30, 2015 the facility to bear interest at LIBOR plus a margin of 2.00% on the amounts outstanding as of March 25, 2015 (“test date”). For any amounts prepaid before the test date, the facility to bear interest at LIBOR plus a margin of 1.20%.

Amendments to the DVB Bank loan

During December 2014, Globus reached an agreement with DVB Bank on certain amendments and waivers to the terms of the loan agreement signed on February 20, 2015 valid for the period from December 31, 2014 to March 30, 2016 (“the waiver period”) as listed below:

•

The aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 110% of the outstanding balance under the loan agreement less any cash up to $1.0 million held in the operating accounts pledged to the lender.

•

The company to maintain a minimum market adjusted net worth of more than $20.0 million.

•

The Company to maintain minimum liquidity of $5.0 million.

•

The ratio of the Company’s market adjusted net worth to total assets must be greater than 15%.

The above amendments are subject to a $3.4 million prepayment-to be applied against the four quarterly instalments following the prepayment-to be paid until June 30, 2015 the latest.

Amendments to the Firment Credit Facility

During December 2014, Globus reached an agreement with Firment Trading Limited a company related through common control to increase its credit limit form $4.0 million to $8.0 million and to extent its final maturity date from December 15, 2015 to April 29, 2016.

Debt Covenants compliance

As of December 31, 2014 we were in compliance with all covenants arising from our Loan and Credit facilities apart of the security value maintenance requirement contained in our Loan agreement with Commerzbank AG, that requires the market value of the m/v Energy Globe (formerly called Jin Star) and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the loan agreement. In such circumstances upon request from the lender, the Company has to either provide the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which is estimated at $2.1 million.

HSH Nordbank Loan: refinancing the Credit Suisse revolving credit facility.

In February 2015, the company entered into a loan agreement for up to $30.0 million with HSH Nordbank AG for the purpose of part prepaying the existing secured reducing revolving credit facility with Credit Suisse AG. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. (owners of m/v River Globe, m/v Sky Globe and m/v Star Globe) as the borrowers and is guaranteed by Globus. The loan facility bears interest at LIBOR plus a margin of 3.00% for interest periods of three months and 3.10% for interest periods of one month. The loan facility will be payable in 19 equal quarterly installments of $0.7 million starting June 2015, as well as a balloon payment of $16.2 million due together with the 19th and final installment due in March 2020.

On March 3, 2015, following the drawdown of $29.4 million from the HSH Nordbank AG loan we prepaid $30.0 million to Credit Suisse AG reducing the balance due to Credit Suisse AG to $5.0 million payable in 2 equal semi-annual instalments of $0.65 million starting May 2015, as well as a balloon payment of $3.7 million due together with the 2nd and final installment due in November 2015. With effect of the prepayment, Credit Suisse AG released its securities over the vessels m/v River Globe, m/v Star Globe and m/v Sky Globe and over their owning companies respectively.

Major vessel repairs

Our vessel m/v Moon Globe was dry-docked during the second quarter of the year 2014 and m/v Sky Globe was dry-docked during November 2014. We expect three of our vessels to be dry-docked during the year 2015, namely m/v River Globe and m/v Star Globe during the second quarter and m/v Sun Globe during the third quarter of year. Generally we budget 20 days per dry-docking per vessel, actual length varies based on the condition of each vessel, shipyard schedules and other factors.

Conference Call and Webcast: The Company’s management team will host a conference call and simultaneous slide and audio internet webcast to discuss these results on Tuesday, April 28, 2015, at 8:30 a.m. Eastern Time.

Conference Call Details: Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK), 00800-4413-1378 (from Greece), or +44 (0) 1452-542-301 (all other callers). Please quote “Globus Maritime.”

A replay of the conference call will also be available until Tuesday, May 5, 2015 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079# In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
(in thousands of U.S. dollars, except per share data)	(Unaudited)		(Unaudited)
Statement of comprehensive income data:
Revenue	5,458	7,531	26,378	29,434
Voyage expenses	(1,077)	(646)	(4,254)	(2,892)
Net Revenue (1)	4,381	6,885	22,124	26,542
Vessel operating expenses	(2,393)	(2,690)	(9,707)	(10,031)
Depreciation	(1,407)	(1,407)	(5,624)	(5,622)
Depreciation of dry docking costs	(189)	(94)	(574)	(434)
Amortization of fair value of time charter attached to vessels	(188)	(188)	(746)	(1,261)
Administrative expenses	(451)	(660)	(1,896)	(2,092)
Administrative expenses payable to related parties	(128)	(137)	(522)	(620)
Share-based payments	(15)	377	(60)	189
Impairment reversal	3,954	2,710	2,240	1,679
Other income/(expenses), net	36	148	(1)	127
Operating profit before financing activities	3,600	4,944	5,234	8,477
Interest income from bank balances & deposits	2	3	12	41
Interest expense and finance costs	(503)	(800)	(2,137)	(3,571)
Gain on derivative financial instruments	-	134	-	738
Foreign exchange gains/( losses), net	76	17	103	(8)
Total finance costs, net	(425)	(646)	(2,022)	(2,800)
Total comprehensive income for the period/year	3,175	4,298	3,212	5,677

Basic & diluted earnings per share for the period/year	0.30	0.40	0.29	0.52
Adjusted EBITDA (2)	1,430	3,923	9,938	14,115

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive income and net cash generated from operating activities for the periods presented:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
(Expressed in thousands of U.S. dollars)	(Unaudited)		(Unaudited)

Total comprehensive income for the period/year	3,175	4,298	3,212	5,677
Interest and finance costs, net	501	797	2,125	3,530
Gain on derivative financial instruments	-	(134)	-	(738)
Foreign exchange (gains)/losses net,	(76)	(17)	(103)	8
Depreciation	1,407	1,407	5,624	5,622
Depreciation of deferred drydocking costs	189	94	574	434
Amortization of fair value of time charter attached to vessels	188	188	746	1,261
Impairment reversal	(3,954)	(2,710)	(2,240)	(1,679)
Adjusted EBITDA	1,430	3,923	9,938	14,115
Share-based payments	15	(377)	60	(189)
Payment of deferred drydocking costs	(650)	-	(1,458)	(811)
Net decrease/(increase) in operating assets	(51)	224	548	(474)
Net (decrease)/increase in operating liabilities	(586)	(372)	326	(245)
Provision for staff retirement indemnities	1	2	5	(13)
Foreign exchange gains/(losses) net, not attributed to cash and cash equivalents	75	18	102	(26)
Net cash generated from operating activities	234	3,418	9,521	12,357

	Three months ended December 31,		Year ended December 31,
(Expressed in thousands of U.S. dollars)	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	234	3,418	9,521	12,357
Net cash generated from/(used in) investing activities	3	(1,017)	5	(1,016)
Net cash used in financing activities	(110)	(3,281)	(9,333)	(17,123)

(Expressed in thousands of U.S. Dollars)	As of December 31,	As of December 31,
	2014	2013
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	141,736	133,577
Other non-current assets	98	130
Total non-current assets	141,834	133,707
Cash and bank balances and bank deposits	6,083	5,889
Other current assets	4,152	4,700
Total current assets	10,235	10,589
Vessel classified as held for sale	-	11,366
	10,235	21,955
Total assets	152,069	155,662
Total equity	63,319	60,340
Total debt net of unamortized debt discount	84,388	91,210
Other liabilities	4,362	4,112
Total liabilities	88,750	95,322
Total equity and liabilities	152,069	155,662

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013

Ownership days (1)	644	644	2,555	2,555
Available days (2)	620	644	2,513	2,527
Operating days (3)	613	624	2,500	2,486
Bareboat charter days (4)	92	92	365	365
Fleet utilization (5)	98.8%	96.9%	99.5%	98.4%
Average number of vessels (6)	7.0	7.0	7.0	7.0
Daily time charter equivalent (TCE) rate (7)	5,907	10,187	7,969	9,961
Daily operating expenses (8)	4,335	4,873	4,432	4,580

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended December 31,		Year ended December 31,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2014	2013	2014	2013

Revenue	5,458	7,531	26,378	29,434
Less: Voyage expenses	1,077	646	4,254	2,892
Less: bareboat charter revenue net of commissions	1,262	1,262	5,006	5,006
Net revenue excluding bareboat charter revenue	3,119	5,623	17,118	21,536
Available days net of bareboat charter days	528	552	2,148	2,162
Daily TCE rate	5,907	10,187	7,969	9,961

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 Dwt and a weighted average age of 8.1 years as of December 31, 2014.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

George Karageorgiou, CEO

karageorgiou@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com